                                  Form U-13-60
                     Mutual and Subsidiary Service Companies
                            Revised February 7, 1980


                                  ANNUAL REPORT


                                 For the Period

             Beginning January 1, 2002 and Ending December 31, 2002

                                     To The

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                                       OF

                    NISOURCE CORPORATE SERVICES COMPANY, INC.
                    -----------------------------------------
                         (Exact Name of Report Company)


                          A Subsidiary Service Company
                           ("Mutual" or "Subsidiary")


                     Data of Incorporation December 31, 1932

    State or Sovereign Power Under which Incorporated or Organized - Delaware


          Location of Principal Executive Offices of Reporting Company:

                     801 East 86th Avenue, Merrillville, IN

                           VINCENT DEVITO, CONTROLLER
                             200 Civic Center Drive
                               Columbus, OH 43215
      ---------------------------------------------------------------------
      (Name, title and address of officer to whom correspondence concerning this report should be addressed)


                       NISOURCE, INC/COLUMBIA ENERGY GROUP
      ---------------------------------------------------------------------
       (Name of Principal Holding Company whose Subsidiaries are served by
                               Reporting Company)

                      INSTRUCTIONS FOR USE OF FORM U-13-60

1. Time of Filing - Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the instructions for that form.

2. Number of Copies - Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

3. Period Covered by Report - The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. Report Format - Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted on the same size as a sheet of the form or folded to such size.

5. Money Amounts Displayed - All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (Section 210.3-01[b]).

6. Deficits Displayed - Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, Section 210.3-01[C]).

7. Major Amendments or Corrections - Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. Definitions - Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979, shall be applicable to words or terms used specifically within this Form U-13-60.

9. Organization Chart - The service company shall submit with each annual report a copy of its current organization chart.

10. Methods of Allocation - The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. Annual Statement of Compensation for Use of Capital Billed - The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

                  LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

                                                                                Schedule or
                                                                                  Account              Page
           Description of Schedules and Accounts                                  Number              Number
----------------------------------------------------------                     -------------          ------
COMPARATIVE BALANCE SHEET                                                      Schedule I              5-6
     Service Company Property                                                  Schedule II             7-8
     Accumulated Provision For Depreciation and                                Schedule III             9
       Amortization of Service Company Property
     Investments                                                               Schedule IV              10
     Accounts Receivable From Associated Companies                             Schedule V             11-12
     Fuel Stock Expenses Undistributed                                         Schedule VI              13
     Stores Expense Undistributed                                              Schedule VII             14
     Miscellaneous Current and Accrued Assets                                  Schedule VIII            15
     Miscellaneous Deferred Debits                                             Schedule IX              16
     Research, Development or Demonstration Expenditures                       Schedule X               17
     Proprietary Capital                                                       Schedule XI              18
     Long-Term Debt                                                            Schedule XII             19
     Current and Accrued Liabilities                                           Schedule XIII          20-21
     Notes to Financial Statements                                             Schedule XIV           22-23

COMPARATIVE INCOME STATEMENT                                                   Schedule XV              24
     Analysis of Billing - Associate Companies                                 Account 457              25
     Analysis of Billing - Nonassociate Companies                              Account 458              26
     Analysis of Charges for Service - Associate and                           Schedule XVI             27
       Nonassociate Companies
     Schedule of Expense by Department or Service Function                     Schedule XVII          28-30
     Departmental Analysis of Salaries                                         Account 920              31
     Outside Services Employed                                                 Account 923            32-35
     Employee Pensions and Benefits                                            Account 926              36
     General Advertising Expenses                                              Account 930.1            37
     Miscellaneous General Expenses                                            Account 930.2            38
     Rents                                                                     Account 931              39
     Taxes Other Than Income Taxes                                             Account 408              40
     Donations                                                                 Account 426.1            41
     Other Deductions                                                          Account 426.5            42
     Notes to Statement of Income                                              Schedule XVIII           43

                  LISTING OF INSTRUCTIONAL FILING REQUIREMENTS

                                                                      Page
              Description of Reports or Statements                   Number
----------------------------------------------------------           ------
Organization Chart                                                     44
Methods of Allocation                                                  45
Annual Statement of Compensation for Use of Capital Billed           46-47
Officer Authorization                                                  48

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.
                                      2002

                     SCHEDULE I - COMPARATIVE BALANCE SHEET

           Give balance sheet of the Company as of December 31 of the current and prior year

   ACCOUNT                        ASSETS AND OTHER DEBITS                             AS OF DECEMBER 31
   -------                        -----------------------                        ---------------------------
                                                                                 CURRENT              PRIOR
                                                                                 -------             -------
                                                                                   $000                $000
                SERVICE COMPANY PROPERTY
     101            Service company property (Schedule II)                        77,421              87,727

     107            Construction work in progress (Schedule II)                     --                  --
                                                                                 -------             -------
                         Total Property                                           77,421              87,727
                                                                                 -------             -------
     108            Less accumulated provision for depreciation and
                     amortization of service company property
                     (Schedule III)                                               34,091              31,223
                                                                                 -------             -------
                         Net Service Company Property                             43,330              56,504
                                                                                 -------             -------
                INVESTMENTS
     123            Investments in associate companies (Schedule IV)                --                  --
     124            Other investments (Schedule IV)                                 --                  --
                                                                                 -------             -------
                         Total Investments                                          --                  --
                                                                                 -------             -------
                CURRENT AND ACCRUED ASSETS
     131            Cash                                                             424                  22
     134            Special deposits                                                 171                 171
     135            Working funds                                                    656                  21

     136            Temporary cash investments (Schedule IV)                        --                  --

     141            Notes receivable                                                --                  --
     143            Accounts receivable                                            8,065              (7,268)

     144            Accumulated provision for uncollectible accounts                --                  --
     146            Accounts receivable from associate companies
                     (Schedule V)                                                 72,248             171,728

     152            Fuel stock expenses undistributed (Schedule VI)                 --                  --

     154            Materials and supplies                                          --                  --

     163            Stores expense undistributed (Schedule VII)                     --                  --
     165            Prepayments                                                      685                 195
     174            Miscellaneous current and accrued assets                       1,317               2,099

                     (Schedule VIII)                                                --                  --
                                                                                 -------             -------
                         Total Current and Accrued Assets                         83,566             166,968
                                                                                 -------             -------
                DEFERRED DEBITS
     181            Unamortized debt expense                                        --                  --
     184            Clearing accounts                                              9,207              71,784
     186            Miscellaneous deferred debits (Schedule IX)                   41,259              13,062
     188            Research, development, or demonstration
                     expenditures (Schedule X)                                      --                  --
     190            Accumulated deferred income taxes                             27,667               7,677
                                                                                 -------             -------
                         Total Deferred Debits                                    78,133              92,523
                                                                                 -------             -------

                         TOTAL ASSETS AND OTHER DEBITS                           205,029             315,995
                                                                                 =======             =======

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.
                                      2002

                     SCHEDULE I - COMPARATIVE BALANCE SHEET

   ACCOUNT                LIABILITIES AND PROPRIETARY CAPITAL                                       AS OF DECEMBER 31
   -------                -----------------------------------                                 ----------------------------
                                                                                              CURRENT               PRIOR
                                                                                              -------              -------
                                                                                                $000                $000
                PROPRIETARY CAPITAL
     201            Common stock issued (Schedule XI)                                             400                  400
     211            Miscellaneous paid-in-capital (Schedule XI)                                  --                   --
     215            Appropriated retained earnings (Schedule XI)                                 --                   --
     216            Unappropriated retained earnings (Schedule XI)                               --                   --
     219            Other Comprehensive Income                                                (21,165)
                                                                                              -------              -------
                    Total Proprietary Capital                                                 (20,765)                 400
                                                                                              -------              -------
                LONG-TERM DEBT
     223            Advances from associate companies (Schedule XII)                           23,930               23,930
     224            Other long-term debt (Schedule XII)                                          --                   --
     225            Unamortized premium on long-term debt                                        --                   --
     226            Unamortized discount on long-term debt                                       --                   --
                                                                                              -------              -------
                    Total Long-Term Debt                                                       23,930               23,930
                                                                                              -------              -------
                CURRENT AND ACCRUED LIABILITIES
     231            Notes payable                                                                --                   --
     232            Accounts payable                                                           13,947               34,094
     233            Notes payable to associate companies (Schedule XIII)                           74               21,479
     234            Accounts payable to associate companies (Schedule XIII)                    49,667              165,875
     236            Taxes accrued                                                              20,440               (4,171)
     237            Interest accrued                                                              783                    1
     238            Dividends declared                                                           --                   --
     241            Tax collections payable                                                        90                9,484
     242            Miscellaneous current and accrued liabilities (Schedule XIII)              57,522               44,357
                                                                                              -------              -------
                    Total Current and Accrued Liabilities                                     142,523              271,119
                                                                                              -------              -------
                DEFERRED CREDITS
     253            Other deferred credits                                                     55,391                9,329
     255            Accumulated deferred investment tax credits                                  --                   --
                                                                                              -------              -------
                    Total Deferred Credits                                                     55,391                9,329
                                                                                              -------              -------
     282            ACCUMULATED DEFERRED INCOME TAXES                                           3,950               11,217
                                                                                              -------              -------

                    TOTAL LIABILITIES AND PROPRIETARY CAPITAL                                 205,029              315,995
                                                                                              =======              =======

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      For the Year Ended December 31, 2002



                     SCHEDULE II - SERVICE COMPANY PROPERTY

                                                   BALANCE                                                                  BALANCE
                                                     AT                                                                       AT
                                                  BEGINNING                           RETIREMENTS       OTHER                CLOSE
                      DESCRIPTION                  OF YEAR           ADDITIONS         OR SALES        CHANGES              OF YEAR
-----------------------------------------------     ------            ------            ------          -----               ------
                                                     $000              $000              $000            $000                $000
SERVICE COMPANY PROPERTY

Account:

   301            ORGANIZATION                        --                --                --                --                --

   303            MISCELLANEOUS

                  INTANGIBLE PLANT                    --                --                --                --                --

   304            LAND AND LAND RIGHTS                  62              --                --                --                  62

   305            STRUCTURES AND
                  IMPROVEMENTS                      23,404               288              --                --              23,692

   306            LEASEHOLD IMPROVEMENTS              --                --                --                --

   307            EQUIPMENT (1),(2)                 43,121            12,157            22,722              --              32,556

   308            OFFICE FURNITURE AND
                   EQUIPMENT                         7,318                16              --                --               7,334

   309            AUTOMOBILES, OTHER
                   VEHICLES AND RELATED
                   GARAGE EQUIPMENT                    472              --                  45              --                 427

   310            AIRCRAFT AND AIRPORT
                   EQUIPMENT                        13,207              --                --                --              13,207

   311            OTHER SERVICE COMPANY
                   PROPERTY (3)                        143              --                --                --                 143
                                                    ------            ------            ------          -----               ------
                        SUB-TOTAL                   87,727            12,461            22,767              --              77,421
                                                    ------            ------            ------          -----               ------

   107            CONSTRUCTION WORK IN
                   PROGRESS (4)                       --                --                --                --                --
                                                    ------            ------            ------          -----               ------

                        TOTAL                       87,727            12,461            22,767              --              77,421
                                                    ======            ======            ======          ======              ======

(1)   PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

      307 - The decrease in the information technology and telecommunications areas was due to consolidation and integration of business operations.

(2) SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

                                                                               BALANCE AT
                                                                                CLOSE OF
                          SUBACCOUNT DESCRIPTION             ADDITIONS            YEAR
                          ----------------------               ------            ------
                                                                $000              $000
307-1    Telecommunications Equipment                            --                  90

307-2    Communications Management Center                        --                 724

307-3    Data Processing Equipment                               --                 872

307-4    Print Services Equipment                                --                --

307-5    Research & Laboratory Equipment                         --                --

307-6    Telecommunications Equipment                             733             6,791

307-7    EDP Equipment - 4 years                                6,466            10,834

307-8    EDP Equipment - 10 years                                --                   5

307-9    Personal Computer and Peripheral Equipment             4,958             6,687

307-10   Distribution Research Equipment                         --                --

307-11   Electrical Supply Generators                            --               1,788

307-14   CGT EQUIPMENT                                           --                --

307-37   CPA EQUIPMENT                                           --                --

307-51   TCO Equipment                                           --                --

307-90   NiSource Equipment                                      --               4,765
                                                               ------            ------

                TOTAL                                          12,157            32,556
                                                               ======            ======

(3)        DESCRIBE OTHER SERVICE COMPANY PROPERTY:

           Costs incurred in the internal development of the Employee Accounting System Interface, Labor Distribution System, and Intercompany Billing software.

(4)        DESCRIBE CONSTRUCTION WORK IN PROGRESS:

           Not Applicable

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      For the Year Ended December 31, 2002



                                  SCHEDULE III

                   ACCUMULATED PROVISION FOR DEPRECIATION AND
                    AMORTIZATION OF SERVICE COMPANY PROPERTY

                                                                     ADDITIONS
                                                    BALANCE           CHARGED                             OTHER            BALANCE
                                                      AT                TO                               CHANGES             AT
                                                   BEGINNING          ACCOUNT                              ADD              CLOSE
                  DESCRIPTION                       OF YEAR             403           RETIREMENTS        (DEDUCT)          OF YEAR
---------------------------------------------      --------          --------          --------          --------          --------
                                                     $000              $000              $000              $000              $000
ACCOUNT

    301          ORGANIZATION                          --                --                --                --                --

    303          MISCELLANEOUS INTANGIBLE
                  PLANT                                --                --                --                --                --

    304          LAND AND LAND RIGHTS                  --                --                --                --                --

    305          STRUCTURES AND
                  IMPROVEMENTS                        7,127               470              --                --               7,597

    306          LEASEHOLD IMPROVEMENTS                --                                  --                                  --

    307          EQUIPMENT (1)                       20,564             6,518            22,722            17,600            21,960

    308          OFFICE FURNITURE AND
                  FIXTURES                            2,875               460              --                --               3,335

    309          AUTOMOBILES, OTHER
                 VEHICLES AND RELATED
                 GARAGE EQUIPMENT                       119                78                45                 3               155

    310          AIRCRAFT AND AIRPORT
                  EQUIPMENT                             396               506              --                --                 902

    311          OTHER SERVICE COMPANY
                  PROPERTY                              142              --                --                --                 142
                                                   --------          --------          --------          --------          --------

                        TOTAL                        31,223             8,032            22,767            17,603            34,091
                                                   ========          ========          ========          ========          ========

(1)   PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

         Please refer to page 7

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      For the Year Ended December 31, 2002


                            SCHEDULE IV - INVESTMENTS


INSTRUCTIONS:     Complete the following schedule concerning investments.

                  Under Account 124, "Other Investments," state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

                  Under Account 136, "Temporary Cash Investments," list each investment separately.


                                                                       BALANCE AT                  BALANCE AT
                                                                       BEGINNING                     CLOSE
                   DESCRIPTION                                          OF YEAR                     OF YEAR
-----------------------------------------------                        ----------                  ----------
Account 123 - Investment in Associate Companies                           None                        None

Account 124 - Other Investments                                           None                        None

Account 136 - Temporary Cash Investments
  System Money Pool - Unaffiliated                                        None                        None
                                                                       ----------                  ----------

                                   TOTAL                                  None                        None
                                                                       ==========                  ==========

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.
                      For the Year Ended December 31, 2002

            SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:     Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company



                                                                          BALANCE AT             BALANCE AT
                                                                          BEGINNING               CLOSE
                              DESCRIPTION                                  OF YEAR               OF YEAR
-----------------------------------------------------------             ---------               --------
                                                                        $     000               $    000
ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

Bay State Gas Company                                                       2,014                      1
Bay State Massachusetts                                                       423                  2,476
Columbia Atlantic Trading Corporation                                          --                      4
Columbia Energy Group                                                       5,437                 13,853
Columbia Energy Group Capital Corporation                                      56                     --
Columbia Energy Resources, Inc.                                             2,814                    934
Columbia Energy Services Corporation                                          228                    249
Columbia Finance Company                                                       13                     --
Columbia Gas of Kentucky, Inc.                                              6,879                  1,201
Columbia Gas of Maryland, Inc.                                              2,432                    551
Columbia Gas of Ohio, Inc.                                                 18,779                  8,832
Columbia Gas of Pennsylvania, Inc.                                         17,687                  4,691
Columbia Gas of Virginia, Inc.                                              8,920                  2,432
Columbia Gas Transmission Corporation                                      17,084                  8,608
Columbia Gulf Transmission Company                                          4,455                  2,392
Columbia LNG Corporation                                                      158                    209
Columbia Network Services Corporation                                          76                    163
Columbia Remainder Corporation                                                267                    233
Columbia Service Partners                                                      --                      6
Columbia Transmission Communications Corporation                              150                    (57)
Energy USA, Inc                                                             9,759                  2,004
Granite State Gas                                                              --                     47
Indianapolis Water Resources                                                   --                      5
Kokomo Gas and Fuel Company                                                    47                    155
NiSource Capital Markets                                                       14                     12
NiSource Crossroads Pipeline                                                  512                     42
NiSource Development Company, Inc                                           1,107                      6
NiSource Energy Services, Inc                                                 308                    421
NiSource Energy Technology                                                    296                     (2)
NiSource Finance Company                                                       --                     67
NiSource Insurance Corporation, Ltd.                                           --                      7
NiSource Pipeline Group, Inc                                                  (38)                    17
NiSource, Inc.                                                             36,712                 14,517
Northern Indiana Fuel and Light Company                                        61                    458
Northern Indiana Public Merchant                                            1,017                     --
Northern Indiana Public Service Company                                    32,910                  6,621
Northern Utilities Maine                                                       34                    660
Northern Utilities New Hampshire                                               50                    277
Primary Energy, Inc                                                         1,067                    156
                                                                        ---------               --------
                  TOTAL                                                   171,728                 72,248
                                                                        =========               ========

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:

                                                                                                 TOTAL
                                                                                                PAYMENTS
                                                                                                --------
                                                                                                  $000
See Schedule V-A, page 12

                  TOTAL PAYMENT                                                                    807,187
                                                                                                   =======

                                  SCHEDULE V-A

                    NISOURCE CORPORATE SERVICES COMPANY, INC.

                      Convenience & Accommodation Payments
                      For the Year Ended December 31, 2002


                                                 Employee             Corporate     Audit      PH&H
Associate Company                                Benefits   Telecomm  Insurance     Fees       Leases     Other (1)       Total
---------------------------------------------   ---------   --------  ----------  ---------   ---------  ----------    -----------
                                                    $000       $000       $000        $000        $000        $000           $000

Bay State Gas Company                                833         83          50                                985 (3)      1,951
Bay State Massachusetts                           25,381      1,776       2,023        127                  10,480 (3)     39,787
Columbia Energy Group Capital Corporation                                     7                                  1              8
Columbia Atlantic Trading Corporation                                        14                              1,407          1,421
Columbia Energy Group                              1,923         79       7,588        153          26     413,863 (2)    423,632
Columbia Energy Resources, Inc.                    6,349        666       2,473        148       3,099       8,851         21,586
Columbia Energy Services Corporation                  47         36          22                             19,676         19,781
Columbia Finance Company                                                      7                                228            235
Columbia Gas of Kentucky, Inc.                     4,148        319        (129)                   967         753          6,058
Columbia Gas of Maryland, Inc.                       934        102        (238)                   182         288          1,268
Columbia Gas of Ohio, Inc.                        27,940      2,979      (4,419)       374       3,393       8,967         39,234
Columbia Gas of Pennsylvania, Inc.                11,211      1,564         789        136       1,513       4,175         19,388
Columbia Gas of Virginia, Inc.                     4,845        626      (1,225)        16         927       5,871         11,060
Columbia Gas Transmission Corporation             31,978      4,553       6,536        505       6,361       6,941         56,874
Columbia Gulf Transmission Company                 6,389        957       4,024         84         479       1,405         13,338
Columbia LNG Corporation                              52                      3                                 32             87
Columbia Network Services Corporation                 36                     20                                  6             62
Columbia Pipeline Corporation                                                 4                                  2              6
Columbia Remainder Corporation                       155                 (1,340)                             3,089          1,904
Columbia Service Partners                             21          3          13                                 34             71
Columbia Transcom Company                             55          4         131                              8,653          8,843
Crossroads Pipeline Company                                       8          11         38                      16             73
Energy USA, Inc                                    2,338         19         742        215                   1,987          5,301
Granite State Gas                                    285                     91                                167 (3)        543
Indianapolis Water Resources                                      6                                          2,959          2,965
IWC Resource Corporation                           2,046         14          77         25                   1,780 (3)      3,942
Kokomo Gas and Fuel Company                        1,040          4         145         45                     382 (3)      1,616
NiSource Capital Markets                                                                                         1              1
NiSource Development Company, Inc                     30                    (82)                                46             (6)
NiSource Energy Services, Inc                                                20                                 15             35
NiSource Energy Technology                           591          6          20                                137 (3)        754
NiSource Finance Company                                                     13                                 43             56
NiSource Insurance Corporation, Ltd.                                          4                                 20             24
NiSource Pipeline Group, Inc                                                  5                                  -              5
NiSource, Inc.                                      -121                    (91)       601                   2,129          2,518
Northern Indiana Fuel and Light Company            1,397                    111         76                     315 (3)      1,899
Northern Indiana Public Merchant                     309         22         512                                434          1,277
Northern Indiana Public Service Company           69,866      1,908      13,217        658                  20,373 (3)    106,022
Northern Utilities Maine                           2,283        140         120                              1,124 (3)      3,667
Northern Utilities New Hampshire                     691        194         138                                211 (3)      1,234
Primary Energy, Inc                                1,311         50       1,180                                353 (3)      2,894
SM&P Resources, Inc                                3,033                                                     2,740          5,773
                                                ---------   --------  ----------  ---------   ---------  ----------    -----------
     Total                                       207,396     16,118      32,586      3,201      16,947     530,939        807,187
                                                =========   ========  ==========  =========   =========  ==========    ===========


1) Primarily reflects a service offered by the Corporate Treasury Department to provide a non-repetitive electronic funds transfer.

2) Interest and principal payments on long term debentures made on behalf of CEG.

3) Includes one month of payroll.

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      For the Year Ended December 31, 2002

                 SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS:     Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

            DESCRIPTION                                                   LABOR             EXPENSES           TOTAL
                                                                       ---------------  ---------------   -----------------
                                                                           $000              $000               $000

Account 152 - Fuel Stock Expenses Undistributed                            None              None               None










                                                                       ---------------  ---------------   -----------------
                       TOTAL                                               None              None               None



SUMMARY:

     Not Applicable

                  ANNUAL REPORT OF NISOURCE CORPORATE SERVICES

                      For the Year Ended December 31, 2002


                   SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED


INSTRUCTIONS:     Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.



       DESCRIPTION                                        LABOR               EXPENSES           TOTAL
-----------------------------------------------      -----------------   -----------------  -----------------
                                                           $000                $000               $000

Account 163 - Stores Expenses Undistributed                None                None               None














                                                     -----------------   -----------------  -----------------
                  TOTAL                                    None                None               None

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      For the Year Ended December 31, 2002

                                  SCHEDULE VIII

                    MISCELLANEOUS CURRENT AND ACCRUED ASSETS


INSTRUCTIONS:     Provide detail of items in this account. Items less than
                  $10,000 may be grouped, showing the number of items in each group.


                                                                                       BALANCE AT           BALANCE AT
                                                                                       BEGINNING              CLOSE
                    DESCRIPTION                                                         OF YEAR              OF YEAR
----------------------------------------------------------------------             -----------------      -----------------
                                                                                          $000                 $000

Account 174 - Miscellaneous Current and Accrued Assets                                   2,099                  1,317
                  Non-Compete Deferred Debit (Amortized over 15 Years
                  Phantom Stock)






                                                                                   -----------------      -----------------
                  TOTAL                                                                  2,099                  1,317

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                   SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS


INSTRUCTIONS:     Provide detail of items in this account. Items less than
                  $10,000 may be grouped by class showing the number of items in each class.

                                                     BALANCE AT       BALANCE AT
                                                     BEGINNING          CLOSE
       DESCRIPTION                                    OF YEAR          OF YEAR
                                                     ----------       ----------
                                                     $   000          $   000

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

Other Post Retirement Employee Benefits                8,636           10,699

Deferred Insurance Receivables                         3,299            1,953

Intangible Asset - Pension Restoration Plan            1,127           21,232

Misc. Deferred Property                                   --            7,375


                                                     -------          -------
                  TOTAL                               13,062           41,259

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      For the Year Ended December 31, 2002

                                   SCHEDULE X

               RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES


INSTRUCTIONS:     Provide description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

                  DESCRIPTION                                                        AMOUNT
--------------------------------------------------------------------------           ------
                                                                                      $000

                                                                                      None




















                                                                                     ------
TOTAL                                                                                 None

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      For the Year Ended December 31, 2002


                        SCHEDULE XI - PROPRIETARY CAPITAL

                                                                                         OUTSTANDING CLOSE OF PERIOD
                                         NUMBER OF SHARES      PAR OR STATED VALUE    --------------------------------
ACCOUNT NUMBER       CLASS OF STOCK         AUTHORIZED               PER SHARE        NO. OF SHARES       TOTAL AMOUNT
--------------       --------------      -----------------     -------------------    -------------       ------------
    201              COMMON STOCK             4,000                 $100                  4,000              $400,000


INSTRUCTIONS:     Classify amounts in each account with brief explanation,
                  disclosing the general nature of transactions which give rise to the reported amount.



         DESCRIPTION                                                          AMOUNT
         -----------                                                          ------
ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL                                     $0
ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS
                                                                              ------

               TOTAL                                                             $0


INSTRUCTIONS:  Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

                                                              BALANCE AT                                          BALANCE AT
                                                              BEGINNING           NET INCOME      DIVIDENDS         CLOSE
                 DESCRIPTION                                   OF YEAR            OR (LOSS)         PAID           OF YEAR
-------------------------------------------------             ----------          ----------      ---------       ----------
                                                                $000                $000            $000             $000
ACCOUNT 216 - UNAPPROPRIATED RETAINED EARNINGS

Rate/Share          Amount of Dividend        Date Declared         Date Paid
----------          ------------------        -------------         ---------
  $                     $000





-----------------------------------------------------------------------------       ----------     ----------   ---------  ---------
TOTAL                                                                                    -              -            -         -

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      For the Year Ended December 31, 2002

                          Schedule XII - Long-Term Debt


INSTRUCTIONS:     Advances From Associate Companies should be reported
                  separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other Long-Term Debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

                                                                                                                       BALANCE
                               TERMS OF OBLIG      DATE                            BALANCE AT                             AT
                               CLASS & SERIES       OF     INTEREST      AMOUNT    BEGINNING              DEDUCTIONS    CLOSE
   NAME OF CREDITOR            OF OBLIGATION     MATURITY    RATE      AUTHORIZED   OF YEAR    ADDITIONS     (1)      OF YEAR
   ----------------            -------------     --------  ---------   ----------  ---------   ---------  ---------   -------
                                                               %         $000         $000        $000       $000       $000
ACCOUNT 223 - ADVANCES FROM
  ASSOCIATE COMPANIES:


Columbia Energy Group          Promissory Note   11/28/05      7.30       2,246      2,246           -        -        2,246
Columbia Energy Group          Promissory Note   11/28/07      7.55       2,246      2,246           -        -        2,246
Columbia Energy Group          Promissory Note   11/28/10      7.82       2,246      2,246           -        -        2,246
Columbia Energy Group          Promissory Note   03/01/14      7.33      12,700     12,700           -        -       12,700
Columbia Energy Group          Promissory Note   11/28/15      7.92       2,246      2,246           -        -        2,246
Columbia Energy Group          Promissory Note   11/28/25      8.12       2,246      2,246           -        -        2,246


ACCOUNT 224 - OTHER
  LONG-TERM DEBT:                                                             -          -           -        -            -

        TOTAL                                                            23,930     23,930           -        -       23,930

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      For the Year Ended December 31, 2002

                 SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES


INSTRUCTIONS:     Provide balance of notes and accounts payable to each
                  associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.


                                                                           BALANCE AT                 BALANCE AT
                                                                           BEGINNING                   CLOSE
               DESCRIPTION                                                  OF YEAR                   OF YEAR
-------------------------------------------------------------------        ----------                 ----------
                                                                             $000                       $000
ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES

Installment Promissory Note - Current Note 11/28/02 - 7.11%                   2,246                      --
Nisource, Inc.                                                               19,233                      74
                                                                           ----------                 ----------

                   TOTAL                                                     21,479                      74


ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

Bay State Gas Company                                                            25                      --
Columbia Energy Group                                                         4,890                   4,514
Columbia Gas of Kentucky, Inc.                                                   13                       2
Columbia Gas of Maryland, Inc.                                                   11                      --
Columbia Gas of Ohio, Inc.                                                    1,988                     387
Columbia Gas of Pennsylvania, Inc.                                              160                      --
Columbia Gas of Virginia, Inc.                                                  137                       8
Columbia Gas Transmission Corporation                                         1,401                     525
Columbia Gulf Transmission Company                                               98                     150
Energy USA, Inc                                                               1,762                      --
NiSource Development Company, Inc                                               351                     208
NiSource, Inc.                                                               30,879                   5,037
NiSource Crossroads Pipeline                                                    206                      --
Northern Indiana Public Service Company                                       6,565                   1,321
Primary Energy, Inc                                                              68                      --
System Money Pool Interest                                                      340                      72
System Money Pool Principal                                                 116,981                  37,443
                                                                           ----------                 ----------
                   TOTAL                                                    165,875                  49,667

ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED
              LIABILITIES

Deferred Compensation                                                         3,906                   5,325
Accrued Vacation                                                              6,548                   7,998
LTIP Dividend Credit                                                             --                      --
Retirement Income Plan                                                         (497)                  2,418
Pension Retirement Benefits                                                   2,250                   2,250
Thrift Restoration Plan                                                       1,642                   2,101
Pension Restoration Plan                                                        334                   4,178
401k Loan                                                                       793                      --
Building                                                                        215                      --
Flexible Spending                                                               213                   1,135
SICA Group Life                                                                 202                     313
Comprehensive Medical Expense Plan Accrual                                      258                     813
Employee Thrift Plan                                                           (217)                  1,745
Post Employment Benefit Obligation                                               74                      74
Thrift Plan - Company                                                            60                      60
Credit Union -                                                                   31                      --
United Way                                                                      (95)                    (72)
Contract Retainage                                                              174                    (152)
Aircraft Engine Overhaul Accrual                                                  7                      --
Dental Assistance Plan Accrual                                                  412                      28
Phantom Stock                                                                   600                     600
Restricted Stock Options                                                      8,879                   9,883
Contingent Stock                                                                 --                   6,641
Severance-                                                                   11,545                  10,374
Job Placement -                                                               1,026                     793
Relocation -                                                                  3,341                       9
Miscellaneous                                                                 2,630                   1,028
Voluntary Personal Accident Insurance                                           (16)                    (20)
Employment Agreements                                                            24                      --
Release & Retention Program                                                      18                      --
                                                                           ----------                 ----------
                   TOTAL                                                     44,357                  57,522

                                 SCHEDULE XIII-A

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      Notes Payable to Associate Companies

                                   Account 233



                                                        Balance at           Balance at
                                                        Beginning              Close
                                                         of Year              of Year
                                                        ----------           ----------
                                                          $000                 $000
Columbia Energy Group

     6.89%        Installment Promissory Note              None                 None
     7.11%        Installment Promissory Note              2,246                None
     7.30%        Installment Promissory Note              None                 None
     7.55%        Installment Promissory Note              None                 None
     7.82%        Installment Promissory Note              None                 None
     7.33%        Installment Promissory Note              None                 None
     7.92%        Installment Promissory Note              None                 None
     8.12%        Installment Promissory Note              None                 None
                                                        ----------           ----------
     Total                                                 2,246                None
                                                        ==========           ==========

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.
                      For the Year Ended December 31, 2002

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:            The space below is provided for important notes
                         regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         a. Property, Plant and Equipment and Related Depreciation

         Property, Plant and Equipment is stated at historical cost. Depreciation is provided on a composite straight-line basis using the average of depreciable property at the beginning and end of each year.

         b. Income Taxes

         The Corporation provides deferred taxes with respect to timing differences in the recognition of revenues and expenses for tax and accounting purposes. The major difference results from using accelerated depreciation for tax purposes. The Corporation is included in the Consolidated Federal Income Tax Return filed for NiSource, Inc.

         c. Pension Costs

         The Corporation participates in the NiSource, Inc. Pension Plan and the Retirement Income Plan of the Columbia Energy Group. These are trusteed noncontributory pension plans which, with certain exceptions, cover all regular employees. NiSource Corporate Services Company, Inc.'s portion was $2,915,000 in 2002 and $1,794,000 in 2001.

         d. Leases

         Payments made by the Corporation in connection with operating leases are charged to expense incurred. No capitalized leases existed in 2002.

         e. Account Numbers

         The Corporation uses certain FERC accounts which do not match existing SEC accounts; therefore, the year-end balances of the following FERC accounts were reclassified to a corresponding SEC account.

                                                    Account Number
                                                  --------------------         Year-End
         Account Description                      FERC             SEC          Balance
         -------------------                      ----             ---         --------
                                                                                 $000
        Interest Receivable                       171              143             35

        Deferred Income Taxes                     283              282             90

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.
                      For the Year Ended December 31, 2002

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS





f. Post-Retirement Benefits Other Than Pensions

   During 1991, the System adopted SFAS No. 106, Employer's Accounting for Post-Retirement Benefits Other Than Pensions, retroactive to January 1, 1991. The Corporation has elected to record and defer the full amount of its estimated accumulated post-retirement obligations other than pensions. These obligations total $7,920,378 as of December 31, 2002, and represent the actuarial present value of the post-retirement benefits to be paid to current employees and retirees based on services rendered.

g. System Money Pool

   The Parent Company and its subsidiaries participate in the System Money Pool
   (Pool) which is administered by the Corporation on behalf of the participants.

   Participants invest their excess funds to the Pool. Short-term financing requirements of participants, with the exception of the Parent Company, are satisfied by advances from the Pool. Excess funds in the Pool are invested by the Corporation on a short-term basis on behalf of the depositors.

   Participants depositing funds in the Pool share in the interest earned on these investments plus interest paid to the Pool by borrowers on a basis proportionate to their investment in the Pool. Participants borrowing from the Pool pay interest at the rate equivalent to the composite rate on short-term transactions of the Pool. Participants may withdraw their investments in the Pool at any time. Borrowings from the Pool are payable on demand, and may be prepaid at any time without premium or penalty.

h. Restructuring Activities

   For the year ended December 31, 2002, liabilities were recorded for termination benefits related to the corporate restructuring initiative and other cost reduction programs. NiSource Corporate Services portion expensed in 2002 was $6,358,160 for severance and $745,400 for job placement.

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC,
                      For the Year ended December 31, 2002

--------------------------------------------------------------------------------

                                   SCHEDULE XV
                               STATEMENT OF INCOME

--------------------------------------------------------------------------------

                                                               2002          2001
                                                           ------------   ----------
ACCOUNT                   DESCRIPTION                      CURRENT YEAR   PRIOR YEAR
-------   ----------------------------------------------   ------------   ----------
                                                               $000          $000
          INCOME

457          Services rendered to associate companies        304,443        339,527
458          Services rendered to nonassociate companies          --             --
417          Interest Revenue                                      1             --
419          Interest Revenue - Other                            187              8
421          Miscellaneous Income or Loss                         --             --
                                                           ---------      ---------
             Total Income                                    304,631        339,535

          EXPENSE

920         Salaries and wages                               139,915        120,210
921         Office supplies and expenses                      11,997         38,421
922         Administrative expense transferred - credit           --          4,961
923         Outside services employed                         72,981         93,227
924         Property insurance                                    49            (10)
925         Injuries and damages                               1,249            729
926         Employee pensions and benefits                    24,846         18,428
928         Regulatory commission expense                         --             --
930.1       General advertising expenses                         542          1,065
930.2       Miscellaneous general expenses                     2,909         (1,361)
931         Rents                                             19,700         31,298
932         Maintenance of structures and equipment            8,510          8,666
403         Depreciation and amortization expense              8,032          8,288
408         Taxes other than income taxes                      9,844          8,129
409         Income taxes                                      11,571        (11,889)
410         Provision for deferred income taxes               59,405         28,559
411         Provision for deferred income taxes - credit     (72,240)       (16,174)
426.1       Donations                                            255            984
426.3       Other deductions                                       2              4
430         Interest on debt to associate companies            4,078          5,688
431         Other interest expense                               986            312
                                                           ---------      ---------
               Total Expense                                 304,631        339,535
                                                           ---------      ---------

               Net Income or (Loss)                               --             --
                                                           =========      =========

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC,

                      For the Year ended December 31, 2002

--------------------------------------------------------------------------------

                               ANALYSIS OF BILLING

                               ASSOCIATE COMPANIES
                                   ACCOUNT 457

--------------------------------------------------------------------------------

                                                        DIRECT         INDIRECT      COMPENSATION      TOTAL
                                                         COSTS          COSTS          FOR USE         AMOUNT
          NAME OF ASSOCIATE COMPANY                     CHARGED        CHARGED        OF CAPITAL       BILLED
------------------------------------------------        -------        -------       ------------     --------
                                                         457-1          457-2           457-3
                                                        -------        -------         -------
                                                         $000           $000            $000            $000
Bay State Gas Company                                     2,664            968               4           3,636
Bay State Massachusetts                                  15,336          6,551             161          22,048
Columbia Atlantic Trading Corporation                         9              8              --              17
Columbia Energy Group                                     3,437            217               3           3,657
Columbia Energy Group Capital Corporation                    10              9              --              19
Columbia Energy Resources, Inc.                           9,468          5,008              94          14,570
Columbia Energy Services Corporation                        528            156               3             687
Columbia Finance Company                                     12              9              --              21
Columbia Gas of Kentucky, Inc.                            5,173          2,669              54           7,896
Columbia Gas of Maryland, Inc.                            1,787          1,026              21           2,834
Columbia Gas of Ohio, Inc.                               39,840         18,338             370          58,548
Columbia Gas of Pennsylvania, Inc.                       14,971          7,310             147          22,428
Columbia Gas of Virginia, Inc.                           11,620          5,572             111          17,303
Columbia Gas Transmission Corporation                    33,925         14,705             313          48,943
Columbia Gulf Transmission Company                        7,420          3,737              78          11,235
Columbia LNG Corporation                                     13             15              --              28
Columbia Network Services Corporation                        23             22               0              45
Columbia Remainder Corporation                              742            121               2             865
Columbia Service Partners                                   468             44               1             513
Columbia Transmission Communications Corporation          3,049            399               7           3,455
Energy USA, Inc                                           5,976          4,029              59          10,064
Granite Gas Transmission                                    173            107               3             283
Indianapolis Water Resources                                 27              2              --              29
IWC Resource Corporation                                  1,457            547               9           2,013
Kokomo Gas and Fuel Company                                 573            225               5             803
NiSource Capital Markets                                      8              9              --              17
NiSource Crossroads Pipeline                                209            126               3             338
NiSource Development Company, Inc                           483            248               5             736
NiSource Energy Services, Inc                             1,859             51               1           1,911
NiSource Energy Technology                                  279            100               2             381
NiSource Finance Company                                    223             42               1             266
NiSource Insurance Corporation, Ltd                          79             44               1             124
NiSource Pipeline Group, Inc                                 54             37              --              91
NiSource, Inc.                                            4,386            621               9           5,016
Northern Indiana Fuel and Light Company                     920            650              10           1,580
Northern Indiana Public Merchant                          9,417          3,456              59          12,932
Northern Indiana Public Service Company                  40,111         16,911             350          57,372
Northern Utilities Maine                                  1,390            686              16           2,092
Northern Utilities New Hampshire                          1,581            800              19           2,400
Primary Energy, Inc                                       4,243          1,267              23           5,533
SM&P Resources, Inc                                         283             80               1             364
                                                        -------        -------         -------        --------
     Total Amount Billed in 2002                        224,226         96,922           1,945         323,093

Reconciliation to Total Revenues:

   Difference between Amount of
   Unbilled Revenue December 2001 and
   December 2002                                            852        (21,635)          2,133         (18,650)
                                                        -------        -------         -------        --------

                                                        225,078         75,287           4,078         304,443
                                                        =======        =======         =======        ========

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC,
                      For the Year Ended December 31, 2002

--------------------------------------------------------------------------------
                               ANALYSIS OF BILLING

                             NONASSOCIATE COMPANIES
                                   ACCOUNT 458

--------------------------------------------------------------------------------

                                DIRECT   INDIRECT   COMPENSATION
                                 COST      COST        FOR USE     TOTAL   EXCESS OR    AMOUNT
NAME OF NONASSOCIATE COMPANY   CHARGED    CHARGED    OF CAPITAL     COST   DEFICIENCY   BILLED
----------------------------   -------   --------   ------------   -----   ----------   ------
                                458-1      458-2        458-3                458-4
                               -------   --------   ------------           ----------
              N/A                $000      $000         $000        $000      $000



--------------------------------------------------------------------------------

INSTRUCTION: Provide a brief description of the services rendered to each nonassociate company:

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.
                      For the Year Ended December 31, 2002
--------------------------------------------------------------------------------

                                  Schedule XVI

                         ANALYSIS OF CHARGES FOR SERVICE
                      ASSOCIATE AND NONASSOCIATE COMPANIES
--------------------------------------------------------------------------------


                                              ASSOCIATE COMPANY           NONASSOCIATE COMPANY            TOTAL CHARGES FOR
                                                   CHARGES                       CHARGES                       SERVICE
                                        ----------------------------    ------------------------    ------------------------------
           DESCRIPTION OF ITEMS          DIRECT   INDIRECT              DIRECT   INDIRECT             DIRECT   INDIRECT
                                          COST      COST      TOTAL      COST      COST    TOTAL       COST      COST       TOTAL
-----------------------------------     -------    -------   -------    -------  --------  -----    -------    --------    -------
                                           $000       $000      $000     $000       $000   $000        $000        $000      $000
920     Salaries and Wages              109,781     30,134   139,915       --         --     --     109,781      30,134    139,915
921     Office Supplies and
          Expenses                        8,196      3,801    11,997       --         --     --       8,196       3,801     11,997
922     Administrative Expenses
           Transferred -- Credit          1,872     (1,872)       --       --         --     --       1,872      (1,872)        --
923     Outside Services Employed        68,860      4,121    72,981       --         --     --      68,860       4,121     72,981
924     Property Insurance                   37         12        49       --         --     --          37          12         49
925     Injuries and Damages                691        558     1,249       --         --     --         691         558      1,249
926     Employee Pensions and
           Benefits                         945     23,901    24,846       --         --     --         945      23,901     24,846
928     Regulatory Commission
           Expense                           --         --        --       --         --     --          --          --         --
930.1   General Advertising
           Expenses                         470         72       542       --         --     --         470          72        542
930.2   Miscellaneous General
           Expense                        3,166       (257)    2,909       --         --     --       3,166        (257)     2,909
931     Rents                            19,647         53    19,700       --         --     --      19,647          53     19,700
932     Maintenance of Structure
           and Equipment                  5,579      2,931     8,510       --         --     --       5,579       2,931      8,510
403     Depreciation and
           Amortization Expense           5,470      2,562     8,032       --         --     --       5,470       2,562      8,032
408     Taxes Other Than Income
           Taxes                            122      9,722     9,844       --         --     --         122       9,722      9,844
409     Income Taxes                         --     11,571    11,571       --         --     --          --      11,571     11,571
410     Provision for Deferred
           Income Taxes                      --     59,405    59,405       --         --     --          --      59,405     59,405
411     Provision for Deferred
           Income Taxes --                   --         --        --
           Credit                            --    (72,240)  (72,240)      --         --     --          --     (72,240)   (72,240)
417     Interest on Money Mkt
           Sweep Account                     --         (1)       (1)      --         --     --          --          (1)        (1)
419     Other Interest                       (2)      (185)     (187)                                    (2)       (185)      (187)
426.1   Donations                           244         11       255       --         --     --         244          11        255
426.5   Other Deductions                     --          2         2       --         --     --          --           2          2
427     Interest on Long-Term
           Debt                              --         --        --       --         --     --          --          --         --
431     Other Interest Expense               --        986       986       --         --     --          --         986        986
-----------------------------------     -------    -------   -------    -------  --------  -----    -------    --------    -------
Instructions:

     Total cost of service will
     equal the amount billed to
     associate and nonassociate
     companies under their separate
     analysis of billing schedules.

-----------------------------------     -------    -------   -------    -------  --------  -----    -------    --------    -------
        Total Expenses                  225,078    75,287    300,365         --       --      --    225,078      75,287    300,365
                                        -------    -------   -------    -------  --------  -----    -------    --------    -------
430     Interest on Short-Term Debt                            2,133                                                         2,133
                                                             -------                                                       -------

                                                             -------                                                       -------
        Compensation for Use of
          Capital-Associated
          Companies
                                                             -------                                                       -------
430       Intercompany Interest on
             Indebtedness                                      1,945                                                         1,945
                                                             -------                                                       -------
          Compensation for Use of
             Equity Capital                                       --                                                            --
                                                             -------                                                       -------
        Total Cost of Service                                304,443                                                       304,443
----------------------------------------------------------------------------------------------------------------------------------

                                                              Page 27

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.
                      For the Year Ended December 31, 2002
--------------------------------------------------------------------------------
                                  Schedule XVII

       SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION
--------------------------------------------------------------------------------


                                                                                            DEPARTMENT OR SERVICE FUNCTION
                                                                                  -------------------------------------------------
                                                                                                 AIR                      CONSOL-
                                                          TOTAL                   ACCOUNTING    TRANS-                    IDATION
          DESCRIPTION OF ITEMS                            AMOUNT      OVERHEAD     SERVICES    PORTATION     AUDITING    ACCOUNTING
-----------------------------------------------------   ----------   ----------   ----------   ----------   ----------   ----------
920     Salaries and Wages                                 139,915       30,134        6,833          100        1,490        1,068
921     Office Supplies and Expenses                        11,997        3,801          235          165           86           47
922     Administrative Expenses Transferred -                                --           --           --           --           --
           Credit                                               --       (1,872)          --           --           --           --
923     Outside Services Employed                           72,981        4,121          782          884           73           92
924     Property Insurance                                      49           12           --           --           --           --
925     Injuries and Damages                                 1,249          558           --           --           --           --
926     Employee Pensions and Benefits                      24,846       23,901          (98)          --          (21)          (1)
928     Regulatory Commission Expense                           --           --           --           --           --           --
930.1   General Advertising Expense                            542           72           --           --           --           --
930.2   Miscellaneous General Expense                        2,909         (257)       1,028          287           19           13
931     Rents                                               19,700           53            1          505           --           --
932     Maintenance of Structures and Equipment              8,510        2,931            3           --           --           --
403     Depreciation and Amortization Expense                8,032        2,562           --          506           --           --
408     Taxes Other Than Income Taxes                        9,844        9,722           --           --           --           --
409     Income Taxes                                        11,571       11,571           --           --           --           --
410     Provision for Deferred Income Taxes                 59,405       59,405           --           --           --           --
411     Provision for Deferred Income Taxes -                    --          --           --           --           --           --
           Credit                                          (72,240)     (72,240)          --           --           --           --
411.5   Investment Tax Credit                                   (1)          (1)          --           --           --           --
419     Other Interest                                        (187)        (185)          --           --           --           --
421     Miscellaneous Income or Loss                            --           --           --           --           --           --
426.1   Donations                                              255           11           --           --           --           --
426.3   Other Deductions                                         2            2           --           --           --           --
427     Interest on Long-Term Debt                              --           --           --           --           --           --
430     Interest on Debt to Associate Companies              4,078           --           --           --           --           --
431     Other Interest Expense                                 986          986           --           --           --           --
-----------------------------------------------------
Instruction:

           Indicate each department or service
           function. (See Instruction 01-3 General
           Structure of Accounting System:  Uniform
           System Account)

-----------------------------------------------------   ----------   ----------   ----------   ----------   ----------   ----------
          Total Expenses                                   304,443       75,287        8,784        2,447        1,647        1,219
-----------------------------------------------------   ----------   ----------   ----------   ----------   ----------   ----------


                                                                   DEPARTMENT OR SERVICE FUNCTION
                                                        -------------------------------------------------
                                                         CORPORATE
                                                          COMMUNI-   CORPORATE     CORPORATE   CORPORATE
         DESCRIPTION OF ITEMS                             CATIONS     PLANNING     SECRETARY    TREASURY
-----------------------------------------------------   ----------   ----------   -----------  ----------
920     Salaries and Wages                                     865          489          252        1,093
921     Office Supplies and Expenses                            33           80           16           14
922     Administrative Expenses Transferred -                   --           --           --           --
           Credit                                               --           --           --           --
923     Outside Services Employed                               74            9        1,457          219
924     Property Insurance                                      --           --           --           --
925     Injuries and Damages                                    --           --           --           --
926     Employee Pensions and Benefits                          --           --           --           --
928     Regulatory Commission Expense                           --           --           --           --
930.1   General Advertising Expense                             --           --           --           --
930.2   Miscellaneous General Expense                            3            5           64          410
931     Rents                                                   --            2           --           --
932     Maintenance of Structures and Equipment                 --           --           --            6
403     Depreciation and Amortization Expense                   --           --           --           --
408     Taxes Other Than Income Taxes                           --           --           --           --
409     Income Taxes                                            --           --           --           --
410     Provision for Deferred Income Taxes                     --           --           --           --
411     Provision for Deferred Income Taxes -                   --           --           --           --
           Credit                                               --           --           --           --
411.5   Investment Tax Credit                                   --           --           --           --
419     Other Interest                                          --           --           --           --
421     Miscellaneous Income or Loss                            --           --           --           --
426.1   Donations                                                3           --            1           --
426.3   Other Deductions                                        --           --           --           --
427     Interest on Long-Term Debt                              --           --           --           --
430     Interest on Debt to Associate Companies                 --           --           --           --
431     Other Interest Expense                                  --           --           --           --
-----------------------------------------------------
Instruction:

           Indicate each department or service
           function. (See Instruction 01-3 General
           Structure of Accounting System:  Uniform
           System Account)

-----------------------------------------------------   ----------   ----------   ----------   ----------
        Total Expenses                                         978          585        1,790         1,742
-----------------------------------------------------   ----------   ----------   ----------   ----------

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.
                      For the Year Ended December 31, 2002
--------------------------------------------------------------------------------
                                  Schedule XVII

       SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION
--------------------------------------------------------------------------------

                         DEPARTMENT OR SERVICE FUNCTION
--------------------------------------------------------------------------------


                                                                   ENTERPRISE             ENVIRON-
      Account                  ED               ENERGY USA          MULTIMEDIA             MENTAL
      Number               MARKETING               TPC            COMMUNICATIONS          AFFAIRS             EXECUTIVE
--------------------    -----------------    -----------------   -----------------    -----------------    -----------------
                              $000                 $000                $000                 $000                 $000
920                                2,262                1,452               1,911                6,222               22,086
921                                  166                    6                 446                  706                  708
922                                   --                   --                  --                   --                   --
923                                  828                   42                 460                  282                8,168
924                                   --                   --                  --                   --                   --
925                                   --                   --                  --                   --                    3
926                                   --                   32                   1                   --                  848
928                                   --                   --                  --                   --                   --
930.1                                 --                   --                 433                   --                   --
930.2                                 26                   --                 216                   82                  211
931                                   --                   --                   5                  147                 (498)
932                                   --                   --                   3                   --                    6
403                                   --                   --                  --                   --                   --
408                                   --                   --                  --                   --                   --
409                                   --                   --                  --                   --                   --
410                                   --                   --                  --                   --                   --
411                                   --                   --                  --                   --                   --
411.5                                 --                   --                  --                   --                   --
419                                   --                   --                  --                   --                   (2)
421                                   --                   --                  --                   --                   --
426.1                                 --                   --                 156                   15                   56
426.5                                 --                   --                  --                   --                   --
427                                   --                   --                  --                   --                   --
430                                   --                   --                  --                   --                4,078
431                                   --                   --                  --                   --                    --
--------------------    -----------------    -----------------   -----------------    -----------------    -----------------
Total Expenses                     3,282                1,532               3,631                7,454               35,664
                        ----------------------------------------------------------------------------------------------------


      Account              FACILITIES           FINANCE &             FLEET                                  GOVERNMENTAL
      Number                  MGMT               STRATEGY           MANAGEMENT           GAS SUPPLY            AFFAIRS
--------------------    -----------------    -----------------   -----------------    -----------------    -----------------
                              $000                 $000                $000                 $000                 $000
920                                  759                3,034               1,496                7,556                  293
921                                   16                  176                  55                  207                   42
922                                1,872                   --                  --                   --                   --
923                                   46                4,462                   2                  614                  118
924                                   --                   --                  --                   --                   --
925                                   --                   --                  --                   --                   --
926                                  119                   --                  --                   33                   --
928                                   --                   --                  --                   --                   --
930.1                                 --                   --                  --                   --                   --
930.2                                 10                   10                   4                   12                    1
931                                7,960                   --                  --                    2                   76
932                                1,253                   --                  --                   12                   --
403                                   60                    2                  --                   --                   --
408                                  (86)                  --                  --                   --                   --
409                                   --                   --                  --                   --                   --
410                                   --                   --                  --                   --                   --
411                                   --                   --                  --                   --                   --
411.5                                 --                   --                  --                   --                   --
419                                   --                   --                  --                   --                   --
421                                   --                   --                  --                   --                   --
426.1                                 --                   --                  --                   --                    3
426.5                                 --                   --                  --                   --                   --
427                                   --                   --                  --                   --                   --
430                                   --                   --                  --                   --                   --
431                                   --                   --                  --                   --                   --

--------------------    -----------------    -----------------   -----------------    -----------------    -----------------
Total Expenses                    12,009                7,684               1,557                8,436                  533
                        ----------------------------------------------------------------------------------------------------

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.
                      For the Year Ended December 31, 2002
--------------------------------------------------------------------------------
                                  Schedule XVII
       SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION
--------------------------------------------------------------------------------

                         DEPARTMENT OR SERVICE FUNCTION
--------------------------------------------------------------------------------



      Account               INFORMATION           INVESTOR                               MATERIALS &
       Number               TECHNOLOGY           RELATIONS             LEGAL               SUPPLIES              PAYROLL
--------------------    -----------------    -----------------   -----------------    -----------------    -----------------
                               $000                 $000                $000                 $000                 $000
920                               33,410                  359               4,860                2,711                  184
921                                3,416                   62                 545                   66                    7
922                                   --                   --                  --                   --                   --
923                               13,351                  117              33,284                   50                  (23)
924                                   --                   --                  --                   --                   --
925                                   --                   --                  --                   --                   --
926                                    7                   --                   3                   --                   --
928                                   --                   --                  --                   --                   --
930.1                                  6                   --                  20                    2                   --
930.2                                320                    3                 225                    1                   32
931                               11,402                    3                   1                    1                   --
932                                4,296                   --                  --                   --                   --
403                                4,902                   --                  --                   --                   --
408                                  208                   --                  --                   --                   --
409                                   --                   --                  --                   --                   --
410                                   --                   --                  --                   --                   --
411                                   --                   --                  --                   --                   --
411.5                                 --                   --                  --                   --                   --
419                                   --                   --                  --                   --                   --
421                                   --                   --                  --                   --                   --
426.1                                  3                   --                   1                   --                   --
426.5                                 --                   --                  --                   --                   --
427                                   --                   --                  --                   --                   --
430                                   --                   --                  --                   --                   --
431                                   --                   --                  --                   --                   --
                                                                                                    --                   --
--------------------    -----------------    -----------------   -----------------    -----------------    -----------------
Total Expenses                    71,321                  544              38,939                2,831                  200
                        ----------------------------------------------------------------------------------------------------



      Account                PROCURE-              REG. &              RISK
       Number                  MENT                 GOVT.            MANAGEMENT           SECURITY                TAX
--------------------    -----------------    -----------------   -----------------    -----------------    -----------------
                               $000                 $000                $000                 $000                 $000
920                                  596                2,944               1,443                  128                1,680
921                                   54                  443                 137                   21                   77
922                                   --                   --                  --                   --                   --
923                                  158                2,478                  66                   23                  486
924                                   --                   --                  37                   --                   --
925                                   --                   --                 688                   --                   --
926                                   --                   84                 (73)                  --                   --
928                                   --                   --                  --                   --                   --
930.1                                  1                    8                  --                   --                   --
930.2                                  1                  133                   2                   14                    7
931                                    1                   18                   1                   --                    1
932                                   --                   --                  --                   --                   --
403                                   --                   --                  --                   --                   --
408                                   --                   --                  --                   --                   --
409                                   --                   --                  --                   --                   --
410                                   --                   --                  --                   --                   --
411                                   --                   --                  --                   --                   --
411.5                                 --                   --                  --                   --                   --
419                                   --                   --                  --                   --                   --
421                                   --                   --                  --                   --                   --
426.1                                 --                    6                  --                   --                   --
426.5                                 --                   --                  --                   --                   --
427                                   --                   --                  --                   --                   --
430                                   --                   --                  --                   --                   --
431                                   --                   --                  --                   --                   --
                                      --                   --                  --                   --                   --
--------------------    -----------------    -----------------   -----------------    -----------------    -----------------
Total Expenses                       811                6,114               2,301                  186                2,251
                        ----------------------------------------------------------------------------------------------------

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      For the Year Ended December 31, 2002

                        DEPARTMENTAL ANALYSIS OF SALARIES

                                   ACCOUNT 920

--------------------------------------------------------------------------------


                                                      DEPARTMENTAL SALARY EXPENSE
                                           --------------------------------------------------   NUMBER
                                                     INCLUDED IN AMOUNTS BILLED TO             PERSONNEL
          NAME OF DEPARTMENT               --------------------------------------------------  ---------
    Indicate each department or             TOTAL         PARENT        OTHER         NON        END OF
          service function                 AMOUNT        COMPANY      ASSOCIATES   ASSOCIATES    YEAR
-----------------------------------        -------       -------      ----------   ----------   -------
                                             $000         $000           $000        $000
Accounting Services                          6,833           93          6,740        --          136

Air Transportation                             100           --            100        --            2

Auditing                                     1,490           31          1,459        --           23

Consolidation Accounting                     1,068           37          1,031        --           18

Corporate Communications                       865           --            865        --            7

Corporate Planning                             489           17            472        --            5

Corporate Secretary                            252            3            249        --            3

Corporate Treasury                           1,093           20          1,073        --           10

ED Marketing                                 2,262           --          2,262        --           39

Energy USA -- TPC                            1,452           --          1,452        --            4

Enterprise Multimedia Communication          1,912           --          1,912        --           23

Environmental Affairs                        6,223           42          6,181        --           87

Executive                                   22,086        5,166         16,920        --           42

Facilities Management                          759           12            747        --           16

Finance & Strategy                           3,034           --          3,034        --           50

Fleet Management                             1,496           --          1,496        --           25

Gas Supply                                   7,556           --          7,556        --           85

Governmental Affairs                           293           --            293        --            2

Human Resources/ Benefits                    2,205           --          2,205        --           40

Information Technology                      33,410            2         33,408        --          501

Investor Relations                             359            4            355        --            3

Legal                                        4,860            1          4,859        --           49

Materials and Supplies                       2,711           --          2,711        --           38

Payroll                                        184           --            184        --            9

Procurement                                    596           --            596        --            9

Reg. & Govt                                  2,944           --          2,944        --           44

Risk Management                              1,443           --          1,443        --           13

Security                                       127            3            124        --            5

Tax                                          1,679           49          1,630        --           28
                                           -------        -----        -------        --        -----

     Total                                 109,781        5,480        104,301        --        1,316
                                           -------        -----        -------        --        -----

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      For the Year Ended December 31, 2002

--------------------------------------------------------------------------------
                            OUTSIDE SERVICES EMPLOYED

                                   ACCOUNT 923

--------------------------------------------------------------------------------

INSTRUCTIONS:     Provide a breakdown by subaccount of outside services
                  employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and the amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

                                                                                 RELATIONSHIP
                                                                                 ------------
                                                                                 "A"= ASSOCIATE
FOR WHOM PURCHASED                               ADDRESS                         "NA"= NON-ASSOCIATE            AMOUNT
------------------                               -------                         ------------------             ------
                                                                                                                 $000
See schedule 923-A                                                                                              72,981

                                 SCHEDULE 923-A
           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.
                            OUTSIDE SERVICES EMPLOYED
                                   ACCOUNT 923


                                                                                               RELATIONSHIP
                                                                                               "A"=ASSOCIATE       AMOUNT
                                                                                                 "NA"=NON      ---------------
      FOR WHOM PURCHASED                                    ADDRESS                              ASSOCIATE      $000     $000
-------------------------------   ----------------------------------------------------------   -------------   ------   ------
1-Special Services - Audit

     ARTHUR ANDERSEN LLP          P.O. BOX 13882,   NEWARK, NJ  07188-0882                          NA            531

                                  Total Special Services - Audit                                                           531
                                                                                                                        ------

2-Special Services - Legal

 AKIN,GUMP,STRAUSS,HAUER&FELD     1900 PENNZOIL PL - SOUTH TWR,   HOUSTON, TX  77002                NA            864
 BAKER & DANIELS                  300 N MERIDAN ST STE 2700,   INDIANAPOLIS, IN  46204-1750         NA            536
 BAKER, DONELSON, BEARMAN &       165 MADISON AVE STE 2000,   MEMPHIS, TN  38103-2799               NA            101
 BORDEN LADNER GERVAIS LLP        400 3RD AVE SW STE 1000,   CALGARY, AB  T2P 4H2                   NA            345
 BOSS&TORMEY,P.C.                 952 ECHO LN STE 330,   HOUSTON, TX  77024-2774                    NA            359
 BRICKER & ECKLER LLP             100 S THIRD ST,   COLUMBUS, OH  43215-4236                        NA            448
 BRICKLEY, SEARS & SORETT, P.A.   75 FEDERAL ST,   BOSTON, MA  02110-2699                           NA            914
 C.D. BENGTSON RESOURCE MGT LTD   2900, 350 - 7TH AVENUE S.W.,   CALGARY, ALBERTA,   T2P 3NP        NA            109
 CRANE, GREENE & PARENTE          90 STATE STREET,   ALBANY, NY  12207                              NA            345
 DELOITTE & TOUCHE                PO BOX 840148,   DALLAS, TX  75284-0148                           NA            101
 DOERNER,SAUNDERS,DANIELS&ANDER   320 S BOSTON AVE STE 500,   TULSA, OK  74103-3725                 NA            473
 DRINKER, BIDDLE & REATH          1500 K STREET,   WASHINGTON, DC  20005                            NA          1,697
 EICHHORN & EICHHORN              200 RUSSELL ST.,   HAMMOND, IN  46325                             NA            797
 HAGEMIER, ALLEN & SMITH          1170 MARKET TOWER,   INDIANAPOLIS, IN  46204-2964                 NA            121
 HOWREY SIMON ARNOLD&WHITE LLP    1299 PENNSYLVANIA AVE NW,   WASHINGTON, DC  20004-2402            NA            750
 JACKSON & KELLY                  PO BOX 11276,   CHARLESTON, WV  25339                             NA            404
 LEBOEUF, LAMB, GREENE & MACRAE   99 WASHINGTON AVENUE,   ALBANY, NY  12210-2820                    NA            165
 LECG, LLC                        dept 33210,   SAN FRANCISO, CA  94139-3210                        NA            167
 LEXECON                          P.O. BOX 3600-81,   BOSTON, MA  02241-0681                        NA            159
 MARK W COOPER                    1449 N COLLEGE AVE,   INDIANAPOLIS, IN  46202-2720                NA            113
 MCGUIRE WOODS                    ONE JAMES CENTER-ACCOUNTING,   RICHMOND, VA  23219-4030           NA            471
 MORGAN LEWIS AND BOCKIUS         PO BOX 8500 S-6050,   PHILADELPHIA, PA  19178-6050                NA            314
 MORGAN, BROWN, & JOY LLP         1 BOSTON PLACE,   BOSTON, MA  02108-4472                          NA            135
 OGLETREE, DEAKINS, NASH, SMOAK   2 FIRST NATIONAL PLAZA,   CHICAGO, IL  60603                      NA            106
 PAUL HASTINGS                    75 EAST 55TH STREET,   NEW YORK, NY  10022-3205                   NA            447
 PORTER, WRIGHT, MORRIS & WRIGH   41 SOUTH HIGH STREET,   COLUMBUS, OH  43215-6194                  NA            321
 REED SMITH LLP                   PO BOX 360074M,   PITTSBURGH, PA  15251-6074                      NA            848
 ROBERT G KERN ESQ                1200 CRA-MER LN,   CHAPEL HILL, NC  27516-8382                    NA            158
 ROBERTSON, FREILICH, BRUNO &     COHEN, LLC,   NEWARK, NJ  07102                                   NA            282
 ROBINSON & MCELWEE LLP           P.O. BOX 1791,   CHARLESTON, WV  25326                            NA          1,183
 RUBIN & RUDMAN, LLP              50 ROWES WHARF,   BOSTON, MA  02110-3319                          NA            554
 SCHIFF HARDIN & WAITE            6600 SEARS TOWER,   CHICAGO, IL  60606-6473                       NA         15,415
 SIDLEY & AUSTIN                  1501 K STREET NW,   WASHINGTON, DC  20005                         NA            283
 SIDLEY AUSTIN BROWN & WOOD       BANK ONE PLAZA,   CHICAGO, IL  60603                              NA            511
 STATE OF MAINE                   EXECUTIVE DEPARTMENT,   AUGUSTA, ME  04333-0112                   NA            250
 STEPTOE & JOHNSON                CLARKSBURG, WV  26302-1732                                        NA          1,363
 THELEN REID & PRIEST LLP         40 WEST 57TH STREET,   NEW YORK, NY  10019-4097                   NA            468
 THORP REED & ARMSTRONG           ONE OXFORD CENTRE,   PITTSBURGH, PA  15219-1425                   NA            164

 240 Organizations                                                                                              3,377
                                                                                                               ------

                                      Total Special Services - Legal                                                    35,618
                                                                                                                        ======

                                 SCHEDULE 923-A
           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.
                            OUTSIDE SERVICES EMPLOYED
                                   ACCOUNT 923


                                                                                           RELATIONSHIP
                                                                                           "A"=ASSOCIATE          AMOUNT
                                                                                           "NA"=NON        ----------------------
   FOR WHOM PURCHASED                                ADDRESS                               ASSOCIATE         $000         $000
---------------------------------   -------------------------------------------------      -------------   ---------    ---------
3- Special Services - Consulting

   ACCENTURE LLP                    PO BOX 70629,   CHICAGO, IL  60673-0629                    NA              6,517
   ANALYTECH CONSULTING             BROADFIELD CENTER-SUITE K,   MERRILLVILLE, IN  46410       NA                135
   BRICKLEY, SEARS & SORETT, P.A.   75 FEDERAL ST,   BOSTON, MA  02110-2699                    NA                611
   COMPUTER TASK GROUP INC          P. O. BOX 711778,   CINCINNATI, OH  45271-1778             NA                626
   COMPUWARE CORPORATION            DRAWER #64376,   DETROIT, MI  48264-0376                   NA                104
   CUSTOMER INFORMATION CONSULTI    CONSULTING INC,   PORTER, IN  46304-2982                   NA                276
   DELOITTE & TOUCHE                PO BOX 840148,   DALLAS, TX  75284-0148                    NA                193
   ENERGY STRATEGIES                111 WEST 5TH STREET,   TULSA, OK  74103                    NA                164
   F1, INC.                         359 S. FRANKLIN ST.,   VALPARAISO, IN  46383-6423          NA              1,808
   FRANK SHAMBO                     26000 FITZROY ST.,   WESTLAKE, OH  44145                   NA                234
   HMB                              191 W. NATIONWIDE BLVD.,   COLUMBUS, OH  43215             NA                197
   INFORMATION CONTROL CORP.        2500 CORPORATE EXCHANGE DRIVE,   COLUMBUS, OH  43231       NA                104
   INFORMATION INTEGRATORS, INC.    2540 FOSSIL STONE ROAD,   DYER, IN  46311-1956             NA              1,328
   JAMES W  TROST, CONSULTING       606 DISKIN PLACE SW,   LEESBURG, VA  20175-5052            NA                209
   KLS ENTERPRISES, INC             1760 STAGECOACH CT,   POWELL, OH  43065-9283               NA                115
   LECG LLC                         DEPT 33210,   SAN FRANCISCO, CA  94139-3210                NA                285
   NAVIGANT CONSULTING, INC.        135 S. LASALLE,   CHICAGO, IL  60674-3720                  NA                191
   P. L. PRAIRIE, LTD               18272 EDENDERRY,   NORTHVILLE, MI  48167                   NA                124
   PA CONSULTING SERVICES INC       PO BOX 406301,   ATLANTA, GA  30384-6301                   NA                306
   RUBINO SOFTWARE SOLUTIONS        8943 ARBOR HILL DR,   HIGHLAND, IN  46322-2172             NA                103
   STATEGIC GLOBAL POLICY CONSULT   17 SOUTH HIGH STREET,   COLUMBUS, OH  43215                NA                275
   THOMAS GREEN & ASSOCIATES LLC    COLUMBUS, OH  43215-4243                                   NA                236
   WILKERSON & ASSOCIATES           3339 TAYLORSVILLE ROAD,   LOUISVILLE, KY  40205-3103       NA                477
   WINTERS INVESTMENT CONSULTING    9138 S CLAREMONT STREET,   CHICAGO, IL  60620              NA                192

   230 Organizations                                                                                           4,384
                                                                                                           ---------
                                    Total Special Services - Consulting                                                    19,194
                                                                                                                        ---------

                                 SCHEDULE 923-A
           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.
                            OUTSIDE SERVICES EMPLOYED
                                   ACCOUNT 923


                                                                                            RELATIONSHIP
                                                                                           "A"=ASSOCIATE           AMOUNT
                                                                                            "NA"=NON       ----------------------
      FOR WHOM PURCHASED                            ADDRESS                                  ASSOCIATE       $000         $000
---------------------------------   -----------------------------------------------------  -------------   ---------    ---------
4-Special Services - Other

   ADVANCED WASTE MGMT SYSTEMS      PO BOX 100,   HIXSON, TN  37343-0100                        NA                87
   A T KEARNEY                      PO BOX 96796,   CHICAGO, IL  60693-6796                     NA             4,150
   ACCENTURE LLP                    PO BOX 70629,   CHICAGO, IL  60673-0629                     NA             1,045
   ADDECO TECHNICAL                 PO BOX 371084,   PITTSBURGH, PA  15250-7084                 NA               195
   ADECCO EMPL SVCS - PALATINE      DEPT CH 14091,   PALATINE, IL  60055-4091                   NA               179
   AT&T 7872                        7872 COLLECTION CENTER DRIVE,   CHICAGO, IL  60693          NA               357
   BMC SOFTWARE DISTRIBUTORS, INC   P.O. BOX 201040,   HOUSTON, TX  77216                       NA               627
   CANDLE CORPORATION               PO BOX 92278,   CHICAGO, IL  60675-2278                     NA               104
   CEDAR ENTERPRISE SOLUTION        ACCOUNT RECEIVABLE,   BALTIMORE, MD  21275-5209             NA               207
   COMPUTER ASSOCIATES INTL.,INC.   PO BOX 360355,   PITTSBURGH, PA  15251                      NA             1,710
   COMPUWARE CORPORATION            DRAWER #64376,   DETROIT, MI  48264-0376                    NA               461
   CORPORATE TRANSFER SERVICES      PO BOX 691527,   CINCINNATI, OH    45269-1527               NA               265
   FREDERICK J. RAWSKI              18 PROVIDENCE COURT,   NEWTOWN, PA  18940                   NA               135
   KEVIN M. CONSIDINE, P C          1 BEACON ST STE 1320,   BOSTON, MA  02108-3107              NA               120
   LAWSON SOFTWARE                  SDS 12-1095,   MINNEAPOLIS, MN  55486-1095                  NA               112
   LEXIS-NEXIS                      P.O. BOX 2314,   CAROL STREAM, IL  601322314                NA               183
   MARKETING SERVICES BY VECTRA I   3990 BUSINESS PARK DRIVE,   COLUMBUS, OH  43204             NA               212
   MELLON INVESTOR SERVICES         ACCOUNTING DEPARTMENT,   PITTSBURGH, PA  15251-6857         NA               892
   META GROUP INC                   PO BOX 19114,   NEWARK, NJ  07195-0114                      NA               324
   MOSSBERG & COMPANY  INC          301 E SAMPLE STREET,   SOUTH BEND, IN  46601-3547           NA               204
   NORTHERN INDIANA PUBLIC SERVIC   5201 INDUSTRIAL HIGHWAY,   GARY, IN  46406-1125              A               753
   PEOPLESOFT, USA, INC.            DEPT. CH10699,   PALATINE, IL  60055-0699                   NA               737
   POMEROY COMPUTER                 RESOURCES, INC.,   CINCINNATI, OH  452640381                NA               489
   PRICEWATERHOUSE COOPERS LLP      P.O. BOX 75647,   CHICAGO, IL  60675-5647                   NA               313
   RHI CONSULTING INC               P.O. BOX 6248,   CAROL STREAM, IL  601976248                NA               163
   SAS INSTITUTE, INC.              PO BOX 406922,   ATLANTA, GA  30384-6922                    NA               272
   SUNGARD RECOVERY SERVICES INC.   CHICAGO, IL  60693                                          NA               145
   TECHNICAL SOLUTIONS GROUP        200 CAMPUS VIEW,   COLUMBUS, OH  43235                      NA               138
   TEKSYSTEMS                       P.O. BOX 198568,   ATLANTA, GA  303848568                   NA               277
   World Com/UUnet                  Payment Processing Center,   Richmond, VA  23285-4100       NA               144
   XEROX CORPORATION                P.O. BOX 802555,   CHICAGO, IL  60680-2555                  NA               218

   701 ORGANIZATIONS                                                                                           2,420
                                                                                                           ---------

                                    Total Special Services - Other                                                         17,638
                                                                                                                        ---------

                                    Total  All Special Services                                                            72,981
                                                                                                                        =========

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.


                      For the Year Ended December 31, 2002

--------------------------------------------------------------------------------

                         EMPLOYEE PENSIONS AND BENEFITS

                                   ACCOUNT 926

--------------------------------------------------------------------------------


INSTRUCTIONS:  Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

DESCRIPTION                                                       AMOUNT
                                                                   $000
                                                                ----------
Medical Expense Plan                                                 6,972
Thrift Plan                                                          2,873
Pension Restoration Plan                                             6,839
Long-Term Disability Insurance                                         892
Dental Assistance Plan                                               1,024
Employee Relocation Expense                                            947
Educational Assistance                                                 459
Miscellaneous                                                          170
Employee Cafeteria Subsidy                                              60
Employee Assistance Plan                                               272
Flexible Spending Health & Dental                                       46
Group Life Insurance                                                   702
Employee Retirement Expense                                          3,590
                                                                ----------
Total                                                               24,846
                                                                ----------

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      For the Year Ended December 31, 2002

--------------------------------------------------------------------------------

                          GENERAL ADVERTISING EXPENSES

                                  ACCOUNT 930.1

--------------------------------------------------------------------------------

INSTRUCTIONS:     Provide a listing of the amount included in Account 930.1,
                  "General Advertising Expenses," classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

--------------------------------------------------------------------------------


           DESCRIPTION                      NAME OF PAYEE              AMOUNT
-------------------------------   --------------------------------   ----------
                                                                        $000

Employee Recruiting/Advertising   Clear Channel Outdoor                     11
Employee Recruiting/Advertising   Gary Steelheads                           10
Employee Recruiting/Advertising   Infinityesp                                9
Employee Recruiting/Advertising   KPC                                       27
Employee Recruiting/Advertising   Lord, Sullivan & Yoder                    20
Employee Recruiting/Advertising   Marketing Services By Vectra Inc           3
Employee Recruiting/Advertising   Metromedia Technologies Inc                5
Employee Recruiting/Advertising   Personnel Consultants Internet            31
Employee Recruiting/Advertising   Pilot News                                12
Employee Recruiting/Advertising   Rendell Inaugural Committee               10
Employee Recruiting/Advertising   Scott Advertising                          4
Employee Recruiting/Advertising   Service Web Offset Corporation            20
Employee Recruiting/Advertising   Shaker Advertising Agency                 16
Employee Recruiting/Advertising   South Bend Silver Hawks                    5
Employee Recruiting/Advertising   St George Broadcasting Llc                 8
Employee Recruiting/Advertising   The David Group                            8
Employee Recruiting/Advertising   The Ehrlich - Steele Inaugural            15
Employee Recruiting/Advertising   The Goshen News                           23
Employee Recruiting/Advertising   The News-Dispatch                         11
Employee Recruiting/Advertising   The Times                                 33
Employee Recruiting/Advertising   Think, Inc.                              124
Employee Recruiting/Advertising   Truth Publishing Company, Inc             44
Employee Recruiting/Advertising   Wasserman Barry Group                     28
Employee Recruiting/Advertising   WJJJ/WWSW/WKST                            10
Employee Recruiting/Advertising   WKKJ                                       4
Employee Recruiting/Advertising   WLJE-FM RADIO                              4
Employee Recruiting/Advertising   WSBA AM 910                                3
Employee Recruiting/Advertising   York Newspaper Company                     3
Employee Recruiting/Advertising   All Others                                41
                                                                     ----------
        TOTAL                                                              542
                                                                     ----------

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      For the Year Ended December 31, 2002

--------------------------------------------------------------------------------
                         MISCELLANEOUS GENERAL EXPENSES

                                  ACCOUNT 930.2

--------------------------------------------------------------------------------

INSTRUCTIONS:     Provide a listing of the amount included in Account 930.2,
                  "Miscellaneous General Expenses," classifying such expenses according to their nature. Payments and expenses permitted by
                  Section 321 (b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. Section 441
                  (b)(2) shall be separately classified.

--------------------------------------------------------------------------------


       DESCRIPTION                         AMOUNT
--------------------------------        ------------
                                            $000
Employee Recruiting                             5
Dues and Memberships - Corporate              365
Aircraft Service                               18
Relocation                                    850
Employee Training                             496
Other                                       1,175
                                        ---------
TOTAL                                       2,909
                                        ---------

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      For the Year Ended December 31, 2002

--------------------------------------------------------------------------------

                                      RENTS

                                   ACCOUNT 931

--------------------------------------------------------------------------------

INSTRUCTIONS:     Provide a listing of the amount included in Account 931,
                  "Rents", classifying such expenses by major grouping of property, as defined in the account definition of the Uniform
                  System of Accounts.

--------------------------------------------------------------------------------


                                             AMOUNT
                                          -----------
                                              $000
Data Processing                                 7,676
Office Space                                    7,518
Air Transportation                                424
Miscellaneous                                   3,330
Auto and General Tools                            691
Communications                                     61
                                          -----------
TOTAL                                          19,700
                                          -----------

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      For the Year Ended December 31, 2002

--------------------------------------------------------------------------------

                          TAXES OTHER THAN INCOME TAXES

                                   ACCOUNT 408

--------------------------------------------------------------------------------

INSTRUCTIONS:     Provide an analysis of Account 408, "Taxes Other Than Income
                  Taxes." Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class tax.

--------------------------------------------------------------------------------

                                                         AMOUNT
                                                      ------------
                                                          $000

(1)  Other than U.S. Government Taxes:
          Property                                          1,057
          Sales and Use                                         1
          Unemployment                                        172
          License or Franchise                                (27)
                                                      -----------
                     Total - other                          1,203

(2)  U.S. Government Taxes:
          Federal Insurance Contribution                    8,551
          Unemployment                                         90
          Miscellaneous                                         -
                                                      -----------
                    Total - Federal                         8,641

         TOTAL                                              9,844
                                                      -----------

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      For the Year Ended December 31, 2002

--------------------------------------------------------------------------------
                                    DONATIONS

                                  ACCOUNT 426.1

--------------------------------------------------------------------------------

INSTRUCTIONS:     Provide a listing of the amount included in Account 426-1,
                  "Donations," classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

--------------------------------------------------------------------------------


      NAME OF RECIPIENT            PURPOSE OF DONATION   AMOUNT
-------------------------------    -------------------   ------
                                                          $000
Calumet College Of St Joseph       Community Welfare         50
Catholic Social Services Inc.      Community Welfare          5
First Night Columbus               Community Welfare          5
Fitz Gerald & Robbins Inc.         Community Welfare          9
Indiana Environmental Institute    Community Welfare         12
Indiana Fiscal Policy Institute    Community Welfare          6
Lakeshore Chamber Of Commerce      Community Welfare          4
Louisiana Alive!, Inc.             Community Welfare          3
Operation Feed                     Community Welfare          4
Team Columbus Soccer LLC           Community Welfare          3
Miscellaneous (362)                                         154
                                                         ------
TOTAL                                                       255
                                                         ------

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      For the Year Ended December 31, 2002

--------------------------------------------------------------------------------
                                 OTHER DONATIONS

                                  ACCOUNT 426.5

--------------------------------------------------------------------------------

INSTRUCTIONS:     Provide a listing of the amount included in Account 426.5,
                  "Other Deductions," classifying such expenses according to their nature.


--------------------------------------------------------------------------------
                       DESCRIPTION                                  AMOUNT
--------------------------------------------------------------------------------
                                                                     $000

                    Fees                                               2







                                                                ----------------
TOTAL                                                                  2
--------------------------------------------------------------------------------

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      For the Year Ended December 31, 2002

--------------------------------------------------------------------------------
                                 SCHEDULE XVIII

                          NOTES TO STATEMENT OF INCOME

--------------------------------------------------------------------------------

INSTRUCTIONS:   The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

--------------------------------------------------------------------------------

Salary and wage expense was higher $6.5 million in 2002 when compared to 2001. This was primarily due to higher severance charges in 2002 due to a corporate restructuring initiative. Also, NiSource Corporate Services had fewer employees the first half of 2001 thus labor costs for the year were lower than in 2002.

Office supplies and expenses decreased approximately $26.4 million from 2001 to 2002. This primarily relates to $21.6 million of Telecommunications costs being convenience billed in 2002 as opposed to being expensed through Corporate Services in 2001. See schedule V-A for an analysis of Telecommunications convenience billing. Also, travel expenses related to the merger were $1.7 million higher in 2001 than in 2002.

Outside Services decreased approximately $20 million from 2001 to 2002. $14 million of this decrease was a result of decreased Information Technology (IT) expenses. These IT expenses were higher in 2001 due to increased spending as a result of the merger. Legal and Auditing expenses were also $5.4 million higher in 2001 than in 2002 as a result of additional merger related costs.

Benefits expense increased in 2002 by $6.4 million. This increase was primarily due to increased Pension Restoration Plan expense and Retirement Income Plan expense from 2001 to 2002.

Rent expensed was less in 2002 than 2001 by approximately $11.6 million. This decrease was primarily due to the sale of the former Columbia Energy Group headquarters in Herndon, Virginia in 2001. This was offset by rent expense incurred by NiSource Corporate Services to occupy office space in Columbus, Ohio and Merrillville, Indiana.

                    NiSource Corporate Services Company Inc.

                               Organization Chart

                                            -----------------------------
                                            |  Chairman, President and  |
                                            |            CEO            |
                                            |         Gary Neale        |
                                            -----------------------------
                                                          |
                                                          |
        _______________________________________________________________________________________________________
        |                      |                         |                           |                         |
------------------   -----------------------   ----------------------   -------------------------   -----------------------
| Vice Chairman  |   |  Executive VP and   |   |  Executive VP and  |   |    General Counsel    |   |    Executive VP     |
|   Steve Adik   |   |         COO         |   |         CFO        |   |      Peter Fazio      |   |  Human Resources &  |
|                |   |     Sam Miller      |   |   Mike O'Donnell   |   | Schiff Hardin & Waite |   |    Communications   |
|                |   |                     |   |                    |   |                       |   |  LaNette Zimmerman  |
------------------   -----------------------   ----------------------   -------------------------   -----------------------
                     |                           |                          |                            |
                     |                           |                          |                            |
                     |  -----------------------  |  ----------------------  |  ------------------------- |  -----------------------
                     |--|     Accounting      |  |--|      Auditing      |  |--|       Corporate       | |--|      Corporate      |
                     |  |      Services       |  |  |                    |  |  |       Secretary       | |  |    Communications   |
                     |  -----------------------  |  ----------------------  |  ------------------------- |  -----------------------
                     |                           |                          |                            |
                     |  -----------------------  |  ----------------------  |  ------------------------- |  -----------------------
                     |--| Air Transportation  |  |--|    Consolidation   |  |--|     Environmental     | |--|   Human Resources/  |
                     |  |                     |  |  |     Accounting     |  |  |        Affairs        |    |       Benefits      |
                     |  -----------------------  |  ----------------------  |  -------------------------    -----------------------
                     |                           |                          |
                     |  -----------------------  |  ----------------------  |  -------------------------
                     |--|      Corporate      |  |--|      Corporate     |  |--|         Legal         |
                     |  |      Planning       |  |  |      Treasury      |  |  |                       |
                     |  -----------------------  |  ----------------------  |  -------------------------
                     |                           |                          |
                     |  -----------------------  |  ----------------------  |  -------------------------
                     |--|         ED          |  |--|      Investor      |  |--|        Security       |
                     |  |      Marketing      |  |  |      Relations     |     |                       |
                     |  -----------------------  |  ----------------------     -------------------------
                     |                           |
                     |  -----------------------  |  ----------------------
                     |--|     Energy USA      |  |--|        Risk        |
                     |  |         TPC         |  |  |     Management     |
                     |  -----------------------  |  ----------------------
                     |                           |
                     |  -----------------------  |  ----------------------
                     |  |     Enterprise      |  |  |        Tax         |
                     |--|     Multimedia      |  |--|                    |
                     |  |    Communication    |     |                    |
                     |  -----------------------     ----------------------
                     |
                     |  -----------------------
                     |--|      Executive      |
                     |  |                     |
                     |  -----------------------
                     |
                     |  -----------------------
                     |--|     Facilities      |
                     |  |     Management      |
                     |  -----------------------
                     |
                     |  -----------------------
                     |--|      Finance &      |
                     |  |      Strategy       |
                     |  -----------------------
                     |
                     |  -----------------------
                     |--|   Fleet Management  |
                     |  |                     |
                     |  -----------------------
                     |
                     |  -----------------------
                     |--|         Gas         |
                     |  |       Supply        |
                     |  -----------------------
                     |
                     |  -----------------------
                     |--|     Governmental    |
                     |  |       Affairs       |
                     |  -----------------------
                     |
                     |  -----------------------
                     |--|     Information     |
                     |  |     Technology      |
                     |  -----------------------
                     |
                     |  -----------------------
                     |--|     Materials &     |
                     |  |      Supplies       |
                     |  -----------------------
                     |
                     |  -----------------------
                     |--|       Payroll       |
                     |  |                     |
                     |  -----------------------
                     |
                     |  -----------------------
                     |--|     Procurement     |
                     |  |                     |
                     |  -----------------------
                     |
                     |  -----------------------
                     |--|     Regulatory &    |
                        |     Government      |
                        -----------------------


           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.



                              METHODS OF ALLOCATION
--------------------------------------------------------------------------------


            The following Basis of Allocation have been approved by the SEC as a method of allocating Job Order charges and convenience payments directly to Associate Companies.

            - Total Gross Fixed Assets and Total Operating Expenses
            - Total Gross Fixed Assets
            - Total Distribution Property and Distribution Expenses
            - Total Production Property and Expense
            - Total Storage Property and Expense
            - Transmission Property and Transmission Expenses
            - Total Operating Expenses and Gross Depreciable Property
            - Gross Depreciable Property
            - Number of Automobile Units Owned and Leased
            - Number of Retail Customers
            - Number of Regular Employees
            - Fixed Allocation
            - Number of Transportation Customers
            - Total Employees and Customers
            - Total Plant, State Employees and Customers
            - Total Tariff and Transportation Customers
            - Direct Costs

           ANNUAL REPORT OF NISOURCE CORPORATE SERVICES COMPANY, INC.

                      For the Year Ended December 31, 2002

           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

--------------------------------------------------------------------------------

                         COMPENSATION FOR USE OF CAPITAL
                    SUMMARY OF BILLING TO ASSOCIATE COMPANIES

                                                              Direct &
                                                             Allocated      Compensation
                   Company                                     Labor           Billed
------------------------------------------------             ---------      ------------
                                                                $000            $000
Bay State Gas Company                                             160               4
Bay State Massachusetts                                         6,450             161
Columbia Atlantic Trading Corporation                               8               0
Columbia Energy Group                                             131               3
Columbia Energy Group Capital Corporation                           6               0
Columbia Energy Resources, Inc.                                 3,719              94
Columbia Energy Services Corporation                              116               3
Columbia Finance Company                                            8               0
Columbia Gas of Kentucky, Inc.                                  2,180              54
Columbia Gas of Maryland, Inc.                                    826              21
Columbia Gas of Ohio, Inc.                                     14,830             370
Columbia Gas of Pennsylvania, Inc.                              5,887             147
Columbia Gas of Virginia, Inc.                                  4,428             111
Columbia Gas Transmission Corporation                          12,532             313
Columbia Gulf Transmission Company                              3,111              78
NiSource Insurance Corporation, Ltd.                               29               1
Columbia LNG Corporation                                            7               0
Columbia Network Services Corporation                              18               0
Columbia Pipeline Corporation                                      10               0
Columbia Remainder Corporation                                     96               2
Columbia Service Partners                                          35               1
Columbia Transmission Communications Corporation                  297               7
Energy USA, Inc                                                 2,339              59
Granite Gas Transmission                                          102               3
IWC Resource Corporation                                          325               9
Kokomo Gas and Fuel Company                                       182               5
NiSource Capital Markets                                            7               0
NiSource Crossroads Pipeline                                      103               3
NiSource Development Company, Inc                                 210               5
NiSource Energy Services, Inc                                      40               1
NiSource Energy Technology                                         77               2
NiSource Finance Company                                           35               1
NiSource Pipeline Group, Inc                                       11               0
NiSource, Inc.                                                    388               9
Northern Indiana Fuel and Light Company                           413              10
Northern Indiana Public Merchant                                2,321              59
Northern Indiana Public Service Company                        14,012             350
Northern Utilities Maine                                          658              16
Northern Utilities New Hampshire                                  745              19
Primary Energy, Inc                                               913              23
SM&P Resources, Inc                                                30               1

                                                               ------          ------

     Total                                                     77,795           1,945
                                                               ======          ======

The above is a summary of the Compensation for Use of Capital billed to each company. Attached is a sample of the annual statement sent to each associate company. Since they are identical except for the amount billed, the summary is included in lieu of forty-four individual statements (see page 47).

--------------------------------------------------------------------------------

                    NISOURCE CORPORATE SERVICES COMPANY, INC.

                         COMPENSATION FOR USE OF CAPITAL
         ---------------------------------------------------------------

                                   BILLED TO

                       COLUMBIA GULF TRANSMISSION COMPANY

                                   DURING 2002
         ---------------------------------------------------------------


                                                                 SYSTEM         MONTHLY       MANAGEMENT
               INTEREST                                         DIRECT &          RATE         D&A LABOR      COMPENSATION
 BILLING          TO             NET             TOTAL          ALLOCATED       COL. 3/        BILLED TO         BILLED
  MONTH         PARENT          INCOME       COMPENSATION         LABOR          COL. 4           CGT         COL. 5 x COL. 6
---------    -------------   ------------    -------------    -------------    ----------    -------------    ---------------
                 (1)             (2)              (3)              (4)             (5)            (6)               (7)
JANUARY         163,335.62           0.00       163,335.62     5,945,687.75       0.02747       940,147.22        25,827.04
FEBRUARY        163,335.62           0.00       163,335.62     5,915,849.92       0.02761       933,499.86        25,773.77
MARCH           163,335.62           0.00       163,335.62     6,046,350.40       0.02701       940,133.69        25,396.70
APRIL           163,335.62           0.00       163,335.62     6,638,843.45       0.02460     1,056,681.87        25,997.57
MAY             163,335.62           0.00       163,335.62     6,587,302.69       0.02480     1,062,697.12        26,350.13
JUNE            163,335.62           0.00       163,335.62     6,663,400.96       0.02451     1,093,563.29        26,805.81
JULY            163,335.62           0.00       163,335.62     6,622,468.70       0.02466     1,058,792.54        26,113.91
AUGUST          163,335.62           0.00       163,335.62     7,046,832.69       0.02318     1,158,392.20        26,849.89
SEPTEMBER       163,335.62           0.00       163,335.62     6,632,867.66       0.02463     1,142,590.97        28,136.52
OCTOBER         163,335.62           0.00       163,335.62     7,059,870.39       0.02314     1,158,303.71        26,798.26
NOVEMBER        162,004.84           0.00       162,004.84     6,404,240.69       0.02530     1,024,135.73        25,907.04
DECEMBER        150,028.04           0.00       150,028.04     6,231,703.29       0.02407       962,723.51        23,177.54
             -------------   ------------    -------------    -------------    ----------    -------------    -------------
              1,945,389.08           0.00     1,945,389.08    77,795,418.59       0.30098    12,531,661.71       313,134.18
             =============   ============    =============    =============    ==========    =============    =============


--------------------------------------------------------------------------------

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

                           NISOURCE CORPORATE SERVICES COMPANY, INC.




                           By:
                                    ------------------------------------------

                                        Vincent DeVito
                                        Controller


Date: April 30, 2003
--------------------------------------------------------------------------------